Filed Pursuant to Rule 424(b)(3)
Registration No. 333-176961

PROSPECTUS SUPPLEMENT
(To Prospectus dated May 11, 2016)

Hexion Inc.	Hexion Nova Scotia Finance, ULC
$114,016,000
9.00% Second-Priority Senior Secured Notes due 2020

This is supplement No. 6 to the prospectus dated May 11, 2016 that relates to the 9.00% Second-Priority Senior Secured Notes due 2020 (the “Notes”), issued by Hexion Inc. (“Hexion”), as successor by merger to Hexion U.S. Finance Corp., and Hexion Nova Scotia Finance, ULC, which is a wholly-owned subsidiary of Hexion (each a “Co-Issuer” and also referred to herein as, an “Issuer”). The Notes and the related guarantees thereof have previously been registered under the Securities Act of 1933, as amended, on a registration statement bearing File No. 333-176961.
The selling security holder may sell the Notes covered by this prospectus in one or more transactions, directly to purchasers or through underwriters, brokers or dealers or agents, in public or private transactions, at fixed prices, prevailing market prices at the times of sale, prices related to the prevailing market prices, varying prices determined at the times of sale or negotiated prices. See “Plan of Distribution.”
We will not receive any of the proceeds from the sale of the Notes by the selling security holder. The selling security holder will pay any brokerage commissions and/or similar charges incurred for the sale of the Notes.

Recent Developments
We have attached to this prospectus supplement the Current Report on Form 8-K of Hexion filed on February 13, 2017. The attached information updates and supplements, and should be read together with, the Issuers’ prospectus dated May 11, 2016, as supplemented from time to time.

See “Risk Factors” beginning on page 19 of the prospectus for a discussion of certain risks you should consider before making an investment decision in the notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved the notes or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is February 13, 2017.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934
Date of Report (Date of earliest event reported): February 10, 2017

HEXION INC.
(Exact Name of Registrant as Specified in Its Charter)

New Jersey
(State or Other Jurisdiction of Incorporation)

1-71		13-0511250
Commission File Number		(I.R.S. Employer Identification No.)

180 East Broad Street, Columbus, Ohio		43215-3799
(Address of Principal Executive Offices)		(Zip Code)

614-225-4000 (Registrant’s Telephone Number, Including Area Code)

(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01	Other Events.
On December 21, 2016, Hexion Inc. (the “Company”) announced on its Current Report on Form 8-K the Company’s entry into an amendment agreement (the “Amendment Agreement”) to amend and restate its amended and restated asset-based revolving credit facility (as amended and restated, the “ABL Facility”). On February 10, 2017, the Company satisfied conditions to the effectiveness of the extended revolving facility commitments (the “Extended ABL Facility Commitments”) under the Amendment Agreement. As a result, the existing $400 million of revolving facility commitments under the ABL Facility with a maturity date of March 28, 2018 were replaced and the lenders party to the Amendment Agreement provided the Extended ABL Facility Commitments in an aggregate principal amount of $350 million with a maturity date of December 5, 2021. The December 5, 2021 maturity date of the Extended ABL Facility Commitments is subject to certain early maturity triggers based on the maturity date and outstanding principal amount of certain series of the Company’s secured notes.

SIGNATURE
Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

HEXION INC.

Date:	February 13, 2017	/s/ George F. Knight
George F. Knight
Executive Vice President and Chief Financial Officer